July 11, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Greenbacker Renewable Energy Company LLC
Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1
Filed on July 10, 2013
File No. 333-178786-01

Dear Ms. Ransom, Ms. Brown and Ms. Kaufman:

On behalf of our client, Greenbacker Renewable Energy Company LLC, a Delaware limited liability company (the “Company”), we submit for filing Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-1 (File No. 333-178786-01) (the “Registration Statement”). Pre-Effective Amendment No. 5 to the Registration Statement contains changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 1, 2013 (the “July 1 Letter”), with respect to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments contained in the July 1 Letter. The responses are set out in the order in which the comments were set out in the July 1 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 5 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 4 to the Registration Statement. All page references in the responses below are to the pages of the marked copy of Pre-Effective Amendment No. 5 to the Registration Statement.

Index to Financial Statements, page F-1

1.	Page 24 suggests you intend to use a fiscal year-end of December 31, rather than June 30 as previously disclosed. Please tell us the reason for the change in fiscal year and disclose your fiscal year-end in your financial statements. Since you were in existence at your most recent fiscal year-end (December 31, 2012) and more than 45 days have elapsed since that date, please provide an audited consolidated statement of assets and liabilities as of December 31, 2012 and an audited statement of operations for your most recent fiscal year. If operations and expenses are minimal, you may present an audited footnote summarizing such activity in lieu of the statement of operations. You should also provide an updated unaudited interim consolidated statement of assets and liabilities and statement of operations as of a quarter-end within 135 days of the filing or anticipated effective date of the registration statement. Please present such financial statements in comparative format.

United States Securities and Exchange Commission

The Company respectfully advises the Staff that the Company determined that having a December 31 fiscal year-end was preferable, as it will be more convenient for investors to comply with their tax reporting requirements if the Company’s fiscal year-end is aligned with the calendar year. In addition, in response to the Staff’s comment, the Company has included the requested financial statements beginning on page F-1 and has disclosed the Company’s fiscal year-end on page F-4.

Consolidated Notes to Statement of Assets and Liabilities, page F-4

Note 2—Summary of Significant Accounting Policies, page F-4

Organization and Offering Costs, page F-7

2.	We note your responses to comments six and seven in our letter dated May 23, 2013 and reissue these comments. Please revise your disclosures on pages F-7 and F-10 or advise.

In response to the Staff’s comment, the Company has included updated financial statements, which reflect the revised disclosure on pages F-7 and F-10 as requested.

Note 4—Related Party Arrangements, page F-10

3.	Please revise your disclosures regarding related party fees and reimbursement obligations for consistency between this note and note 4 to the Consolidated Statement of Assets and Liabilities as of June 18, 2013 or tell us why the disclosures should be different. By way of example, we note there are disclosures under the heading O&O costs - Advisor that are provided on page F-11 but omitted on page F-22, and conversely, we note there are disclosures under the heading Base Management Fees - Advisor on page F-22 that are omitted on page F-11.

In response to the Staff’s comment, the Company has included updated financial statements and has removed the June 18, 2013 financial statements.

Part II, Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

4.	We note your response to comment eight in our letter dated May 23, 2013. We continue to believe that undertakings (7) and (8) do not apply to your business. Please revise to delete undertakings (7) and (8).

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 as requested.

United States Securities and Exchange Commission

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8527.

Sincerely,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosures

cc:	Robyn Manuel
Adam Glazer
David Sher, Greenbacker Renewable Energy Company LLC
Charles Wheeler, Greenbacker Renewable Energy Company LLC
Jacob A. Farquharson, Clifford Chance US LLP